Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings as defined:
Pretax income from continuing operations	$356,475	$463,377	$449,327	$399,916	$349,527	$324,887
Add: Fixed charges	180,683	240,539	211,660	176,169	158,352	150,610
Earnings as defined	$537,158	$703,916	$660,987	$576,085	$507,879	$475,497

Fixed charges:
Interest charges	$147,563	$198,369	$186,293	$165,381	$150,261	$142,147
Interest component of operating leases	33,120	42,170	25,367	10,788	8,091	8,463
Total fixed charges	$180,683	$240,539	$211,660	$176,169	$158,352	$150,610

Ratio of earnings to fixed charges	3.0	2.9	3.1	3.3	3.2	3.2